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Pan American Silver Reports Mineral Reserves and Mineral Resources as at June 30, 2025
Vancouver, B.C. - September 11, 2025 - Pan American Silver Corp. (NYSE: PAAS) (TSX: PAAS) ("Pan American" or the "Company") is pleased to report its estimated mineral reserves and mineral resources as at June 30, 2025. Proven and probable ("P&P") mineral reserves are estimated to contain approximately 452.3 million ounces of silver and 6.3 million ounces of gold. Measured and indicated ("M&I") mineral resources (excluding P&P mineral reserves) are estimated to total approximately 1,130.6 million ounces of silver and 9.9 million ounces of gold. Inferred mineral resources are estimated to total approximately 405.6 million ounces of silver and 8.6 million ounces of gold.
"Our exploration program at La Colorada has enabled us to more than replace production at that mine as well as add 52.7 million ounces of silver in the inferred mineral resource category, mostly in the newly discovered high-grade silver zones reported in the news release dated September 8, 2025," said Christopher Emerson, Pan American’s Senior Vice President of Exploration and Geology. "Exploration success across our portfolio continues to extend the life of many of our operations."
This news release does not report on, nor include, the estimated mineral reserves and mineral resources resulting from Pan American's acquisition of MAG Silver Corp. ("MAG"). Pan American completed the acquisition of MAG on September 4, 2025, which added a 44% joint venture interest in the large-scale, high-grade Juanicipio silver mine in Zacatecas, Mexico, operated by Fresnillo plc, along with MAG's interests in the Deer Trail and Larder exploration projects (collectively, the "MAG Properties"). For information regarding the MAG Properties, please see MAG's Annual Information Form dated March 24, 2025, available under MAG's profile at www.sedarplus.ca.
Consolidated Proven and Probable Mineral Reserves, as at June 30, 2025 (1,2,3,4)

Segment	Category	Tonnes (millions)	Ag (g/t)	Contained Ag (Moz)	Au (g/t)	Contained Au (koz)
Silver Segment(5)	Proven Reserves	12.3	271	106.9	0.38	150
	Probable Reserves	32.6	291	305.3	0.33	342
	Proven and Probable Reserves	44.9	286	412.3	0.34	491
Gold Segment(6)	Proven Reserves	62.7	8	16.3	1.15	2,328
	Probable Reserves	90.8	8	23.8	1.21	3,519
	Proven and Probable Reserves	153.5	8	40.1	1.18	5,847
Total Segments(7)	Proven Reserves	75.0	51	123.2	1.03	2,478
	Probable Reserves	123.4	83	329.1	0.97	3,861
	Proven and Probable Reserves	198.4	71	452.3	0.99	6,339
(1) See table below entitled "Metal price assumptions used to estimate mineral reserves and mineral resources as at June 30, 2025".
(2) Please refer to the complete mineral reserve and mineral resource tables at the end of this news release for more information.
(3) This summary table does not include base metal grades or contents. Please refer to the Reserves & Resources page on Pan American's website for a more complete table, including zinc ("Zn"), lead ("Pb") and copper ("Cu") grades and contents.
(4) This table does not include mineral reserves resulting from Pan American's acquisition of MAG, including from Pan American's share of Juanicipio's mineral reserves.
(5) Silver Segment mineral reserves comprised of Escobal, La Colorada, Huaron, San Vicente, and Cerro Moro.
(6) Gold Segment mineral reserves comprised of Jacobina, Shahuindo, El Peñon, Timmins, and Minera Florida.

PAN AMERICAN SILVER CORP. 1

(7) Totals may not add up due to rounding. Grades are calculated on total tonnes.
Consolidated Measured and Indicated Mineral Resources, as at June 30, 2025 (1,2,3,4,5)

Segment	Category	Tonnes (millions)	Ag (g/t)	Contained Ag (Moz)	Au (g/t)	Contained Au (koz)
Silver Segment(6)	Measured Resources	21.0	154	103.8	0.12	82
	Indicated Resources	426.8	73	999.4	0.03	348
	M&I Resources	447.8	77	1,103.3	0.03	431
Gold Segment(7)	Measured Resources	115.0	3	10.2	1.06	3,923
	Indicated Resources	146.4	4	17.2	1.18	5,541
	M&I Resources	261.3	3	27.3	1.13	9,464
Total Segments(8)	Measured Resources	136.0	26	114.0	0.92	4,005
	Indicated Resources	573.1	55	1,016.6	0.32	5,889
	M&I Resources	709.1	50	1,130.6	0.43	9,894
(1) See table below entitled "Metal price assumptions used to estimate mineral reserves and mineral resources as at June 30, 2025".
(2) Mineral resources are reported exclusive of mineral reserves.
(3) Please refer to the complete mineral reserve and resource tables at the end of this news release for more information.
(4) This summary table does not include base metal grades or contents. Please refer to the Reserves & Resources page on Pan American's website for a more complete table, including Zn, Pb and Cu grades and contents.
(5) This table does not include mineral resources resulting from Pan American's acquisition of MAG, including from Pan American's share of Juanicipio's mineral resources and from the Larder Project.
(6) Silver Segment mineral resources comprised of Navidad, La Colorada Skarn, Escobal, Huaron, La Colorada, Manantial Espejo, Cerro Moro, and San Vicente.
(7) Gold Segment mineral resources comprised of Jacobina, La Pepa, El Peñon, Minera Florida, La Bolsa, Lavra Velha, Pico Machay, Timmins, Shahuindo, Vogel, Gold River, Whitney, and Marlhill.
(8) Totals may not add up due to rounding. Grades are calculated on total tonnes.
Consolidated Inferred Mineral Resources, as at June 30, 2025 (1,2,3,4,5)

Segment	Category	Tonnes (millions)	Ag (g/t)	Contained Ag (Moz)	Au (g/t)	Contained Au (koz)
Silver Segment(6)	Inferred Resources	133.8	87	375.2	0.08	356
Gold Segment(7)	Inferred Resources	176.9	5	30.4	1.44	8,204
Total Segments(8)	Inferred Resources	310.7	41	405.6	0.86	8,560
(1) See table below entitled "Metal price assumptions used to estimate mineral reserves and mineral resources as at June 30, 2025".
(2) Mineral resources are reported exclusive of mineral reserves.
(3) Please refer to the complete mineral reserve and mineral resource tables at the end of this news release for more information.
(4) This summary table does not include base metal grades or contents. Please refer to the Reserves & Resources page on Pan American's website for a more complete table, including Zn, Pb and Cu grades and contents.
(5) This table does not include mineral resources resulting from Pan American's acquisition of MAG, including from Pan American's share of Juanicipio's mineral resources and from the Larder Project.

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(6) Silver Segment inferred mineral resources comprised of Navidad, La Colorada, La Colorada Skarn, Huaron, San Vicente, Escobal, Cerro Moro, and Manantial Espejo.
(7) Gold Segment inferred mineral resources comprised of Jacobina, Gold River, El Peñon, Arco Sul, Minera Florida, Whitney, Pico Machay, Timmins, La Pepa, Lavra Velha, La Bolsa, Vogel, and Shahuindo.
(8) Totals may not add up due to rounding. Grades are calculated on total tonnes.
(9) This information represents the portion of mineral reserves attributable to Pan American based on its ownership interest in the operating entity, as indicated in this news release.
Mineral reserve and mineral resource highlights for the 12-months ended June 30, 2025:
•At La Colorada, the eastward extension of the veins and addition of contact-type mineralization in the Manto Sur zone described in a news release dated September 8, 2025, contributed to an estimated 52.7 million ounce increase in silver inferred mineral resources.
•At Timmins, exploration focused on the Timmins West mine (Timmins mine, 144 Gap and Samson zones) and drilling at depth at the Bell Creek mine added an estimated 105.4 thousand ounces of gold M&I mineral resources and 163.8 thousand ounces of gold inferred mineral resources.
•At Jacobina, the majority of mine production was replaced through successful exploration and infill drilling, with the initial reporting of new mineral reserves for the Maricota zone.
•At El Peñon, essentially 100% of the silver production and 78% of the gold production was replaced. Exploration success was realized in the Pampa Campamento Norte and Chiquilla Chica zones.
•Consolidated M&I silver mineral resources have not changed significantly from an estimated 1,148.0 million ounces as at June 30, 2024 to an estimated 1,130.6 million ounces as at June 30, 2025, excluding M&I resources acquired through the acquisition of MAG.
•Consolidated M&I gold mineral resources decreased from an estimated 15.5 million ounces to an estimated 9.9 million ounces, largely driven by the sale of the La Arena mine and the Joaquin property.
•The divestment of the La Arena mine led to a reduction of 241.5 thousand ounces of gold mineral reserves, 17.6 thousand ounces of gold M&I mineral resources, and 39.6 thousand ounces of gold inferred mineral resources. The associated divestment of the La Arena II project resulted in a reduction of 5.3 million ounces of gold M&I mineral resources and 445.2 thousand ounces of gold inferred mineral resources.
MINERAL RESERVES AND MINERAL RESOURCES TABLES
Consolidated Pan American Mineral Reserves as at June 30, 2025(1,2)

Property	Location	Classification	Tonnes (millions)	Ag (g/t)	Contained Ag (Moz)	Au (g/t)	Contained Au (koz)
Silver Segment
Escobal	Guatemala	Proven	2.5	486	39.5	0.42	34
		Probable	22.1	316	225.0	0.34	244
La Colorada(3)	Mexico	Proven	3.4	300	33.2	0.21	23
		Probable	6.1	295	57.5	0.21	40
Huaron	Peru	Proven	5.3	145	24.6	--	--
		Probable	3.6	138	16.1	--	--
San Vicente (95%)(4)	Bolivia	Proven	0.8	312	7.6	--	--
		Probable	0.5	247	3.8	--	--

PAN AMERICAN SILVER CORP. 3

Property	Location	Classification	Tonnes (millions)	Ag (g/t)	Contained Ag (Moz)	Au (g/t)	Contained Au (koz)
Cerro Moro	Argentina	Proven	0.3	223	2.1	9.94	92
		Probable	0.3	282	2.9	5.59	58
Total Silver Segment(5)			44.9	286	412.3	0.34	492
Gold Segment
Jacobina	Brazil	Proven	19.2	--	--	1.74	1,069
		Probable	35.9	--	--	1.78	2,058
Shahuindo	Peru	Proven	36.8	8	9.5	0.50	595
		Probable	44.2	5	6.8	0.27	383
Timmins	Canada	Proven	5.0	--	--	2.79	451
		Probable	4.6	--	--	2.68	395
El Peñon	Chile	Proven	1.1	187	6.5	4.37	152
		Probable	4.0	120	15.6	3.65	474
Minera Florida	Chile	Proven	0.6	11	0.2	3.14	61
		Probable	2.0	21	1.4	3.21	210
Total Gold Segment(5)			153.5	8	40.1	1.18	5,847
Total Gold and Silver Segments(5)		Proven + Probable	198.4	71	452.3	0.99	6,339
(1) See table below entitled "Metal price assumptions used to estimate mineral reserves and mineral resources as at June 30, 2025".
(2) This table does not include mineral reserves resulting from Pan American's acquisition of MAG, including from Pan American's share of Juanicipio's mineral reserves.
(3) La Colorada Proven and Probable reserves include 1.6 million tonnes at an average grade of 440 g/t Ag and 0.26 g/t Au containing 23.2 Moz of silver and 13.7 koz of gold that are subject to a net profit share agreement with a third party.
(4) This information represents the portion of mineral reserves attributable to Pan American based on its ownership interest in the operating entity as indicated.
(5) Totals may not add up due to rounding. Grades are calculated on total tonnes.
Pan American Silver Measured and Indicated Mineral Resources as at June 30, 2025 (1,2,3)

Property	Location	Classification	Tonnes (millions)	Ag (g/t)	Contained Ag (Moz)	Au (g/t)	Contained Au (koz)
Silver Segment
Navidad	Argentina	Measured	15.4	137	67.8	--	--
		Indicated	139.8	126	564.5	--	--
La Colorada Skarn	Mexico	Indicated	265.4	36	308.7	--	--
Escobal	Guatemala	Measured	2.3	251	18.6	0.23	17
		Indicated	14.2	201	91.6	0.20	93
Huaron	Peru	Measured	1.6	120	6.1	--	--
		Indicated	2.8	112	10.1	--	--
La Colorada(4)	Mexico	Measured	0.4	229	3.0	0.12	2
		Indicated	2.6	144	11.8	0.35	29
Manantial Espejo	Argentina	Measured	0.3	164	1.7	2.40	25
		Indicated	1.0	149	4.9	2.79	92
Cerro Moro	Argentina	Measured	0.3	277	2.2	4.87	39
		Indicated	0.8	254	6.1	5.58	135

PAN AMERICAN SILVER CORP. 4

Property	Location	Classification	Tonnes (millions)	Ag (g/t)	Contained Ag (Moz)	Au (g/t)	Contained Au (koz)
San Vicente (95%)(5)	Bolivia	Measured	0.7	183	4.3	--	--
		Indicated	0.3	174	1.7	--	--
Total Silver Segment(6)			447.8	77	1,103.3	0.03	431
Gold Segment
Jacobina	Brazil	Measured	39.4	--	--	1.71	2,171
		Indicated	53.7	--	--	1.65	2,851
La Pepa (80.0%)(5)(7)	Chile	Measured	47.1	--	--	0.61	923
		Indicated	52.3	--	--	0.49	824
El Peñon	Chile	Measured	1.0	138	4.5	3.79	124
		Indicated	3.8	91	11.0	2.69	327
Minera Florida	Chile	Measured	0.7	16	0.4	3.12	72
		Indicated	3.3	19	2.0	3.17	334
La Bolsa	Mexico	Measured	10.8	10	3.5	0.70	243
		Indicated	10.6	8	2.7	0.54	184
Lavra Velha	Brazil	Indicated	4.5	--	--	1.96	282
Pico Machay	Peru	Measured	4.7	--	--	0.91	138
		Indicated	5.9	--	--	0.67	127
Timmins	Canada	Measured	2.0	--	--	2.41	153
		Indicated	2.1	--	--	2.28	153
Shahuindo	Peru	Measured	9.3	6	1.7	0.34	101
		Indicated	7.0	6	1.4	0.36	81
Vogel	Canada	Indicated	0.5	--	--	3.60	61
Gold River	Canada	Indicated	0.7	--	--	5.29	117
Whitney (83.27%)(5)	Canada	Indicated	1.6	--	--	2.83	142
Marlhill	Canada	Indicated	0.4	--	--	4.52	57
Total Gold Segment(6)			261.3	3	27.3	1.13	9,464
Total Gold and Silver Segments(6)		Measured + Indicated	709.1	50	1,130.6	0.43	9,894
(1) See table below entitled "Metal price assumptions used to estimate mineral reserves and mineral resources as at June 30, 2025".
(2) Mineral resources are reported exclusive of mineral reserves.
(3) This table does not include mineral resources resulting from Pan American's acquisition of MAG, including from Pan American's share of Juanicipio's mineral resources and from the Larder Project.
(4) La Colorada Measured and Indicated resources include 0.1 million tonnes at an average grade of 95 g/t Ag, and 0.17 g/t Au containing 0.2 Moz of silver and 0.4 koz of gold that are subject to a net profit share agreement with a third party.
(5) This information represents the portion of mineral resources attributable to Pan American based on its ownership interest in the operating entity as indicated.
(6) Totals may not add up due to rounding. Grades are calculated on total tonnes.
(7) Pan American has entered into an agreement to sell its interest in La Pepa; see the news release issued by Mineros S.A. dated August 11, 2025 for further details.

PAN AMERICAN SILVER CORP. 5

Pan American Inferred Mineral Resources as at June 30, 2025 (1,2,3)

Property	Location	Classification	Tonnes (millions)	Ag (g/t)	Contained Ag (Moz)	Au (g/t)	Contained Au (koz)
Silver Segment
Navidad	Argentina	Inferred	45.9	81	119.4	--	--
La Colorada(4)	Mexico	Inferred	15.3	297	146.5	0.27	132
La Colorada Skarn	Mexico	Inferred	61.7	30	58.6	--	--
Huaron	Peru	Inferred	6.3	130	26.1	--	--
San Vicente (95%)(5)	Bolivia	Inferred	1.6	171	8.7	--	--
Escobal	Guatemala	Inferred	1.9	180	10.7	0.90	54
Cerro Moro	Argentina	Inferred	0.7	164	3.5	6.85	146
Manantial Espejo	Argentina	Inferred	0.5	106	1.8	1.49	25
Total Silver Segment(6)			133.8	87	375.2	0.08	356
Gold Segment
Jacobina	Brazil	Inferred	52.7	--	--	1.78	3,026
Gold River	Canada	Inferred	5.3	--	--	6.06	1,027
El Peñon	Chile	Inferred	18.4	39	23.1	1.15	676
Arco Sul	Brazil	Inferred	6.2	--	--	3.08	614
Minera Florida	Chile	Inferred	5.7	16	2.9	2.85	520
Whitney (83.27%)(5)	Canada	Inferred	5.6	--	--	2.24	406
Pico Machay	Peru	Inferred	23.9	--	--	0.58	446
Timmins	Canada	Inferred	5.7	--	--	2.98	546
La Pepa (80.0%)(5)(7)	Chile	Inferred	20.0	--	--	0.46	296
Lavra Velha	Brazil	Inferred	4.7	--	--	1.56	238
La Bolsa	Mexico	Inferred	13.7	8	3.3	0.51	225
Vogel	Canada	Inferred	1.2	--	--	3.52	135
Shahuindo	Peru	Inferred	13.7	2	0.9	0.11	47
Total Gold Segment(6)			176.9	5	30.4	1.44	8,204
Total Gold and Silver Segments(6)		Inferred	310.7	41	405.6	0.86	8,560
(1) See table below entitled "Metal price assumptions used to estimate mineral reserves and mineral resources as at June 30, 2025".
(2) Mineral resources are reported exclusive of mineral reserves.
(3) This table does not include mineral resources resulting from Pan American's acquisition of MAG, including from Pan American's share of Juanicipio's mineral resources and from the Larder Project.
(4) La Colorada Inferred resources include 1.2 million tonnes at an average grade of 560 g/t Ag and 0.25 g/t Au containing 21.3 Moz of silver and 9.5 koz of gold that are subject to a net profit share agreement with a third party.
(5) This information represents the portion of mineral resources attributable to Pan American based on its ownership interest in the operating entity as indicated.
(6) Totals may not add up due to rounding. Grades are calculated on total tonnes.
(7) Pan American has entered into an agreement to sell its interest in La Pepa; see the news release issued by Mineros S.A. dated August 11, 2025 for further details.

PAN AMERICAN SILVER CORP. 6

Metal price assumptions used to estimate mineral reserves and mineral resources as at June 30, 2025

Mine	Category	Ag US$/oz	Au US$/oz	Cu US$/t	Pb US$/t	Zn US$/t
Huaron	Reserves	22.00		8,000	2,100	2,600
	Resources	24.00		9,000	2,200	2,800
La Colorada	Reserves	22.00	1,900		2,100	2,600
	Resources	24.00	2,050		2,200	2,800
La Colorada Skarn	Resources	22.00			2,200	2,800
San Vicente	Reserves	22.00		8,000	2,100	2,600
	Resources	24.00		9,000	2,200	2,800
Shahuindo	Reserves	22.00	1,900
	Resources	24.00	2,050
Timmins	Reserves		2,250
	Resources		2,400
Whitney	Resources		2,400
Gold River	Resources		1,200
Marlhill	Resources		1,125
Vogel	Resources		2,250
Jacobina	Reserves		1,900
	Resources		2,050
Cerro Moro	Reserves	28.00	2,500
	Resources	30.00	2,650
El Peñon	Resources	25.00	2,250
	Resources	27.00	2,400
Minera Florida	Reserves	25.00	2,250		2,100	2,600
	Resources	27.00	2,400		2,200	2,800
La Bolsa	Resources	14.00	825
Manantial Espejo	Resources	22.00	1,700
Navidad	Resources	12.52			1,100
Pico Machay	Resources		700
Escobal	All categories	20.00	1,300		2,204	2,424
Arco Sul	Resources		1,250
La Pepa	Resources		1,650
Lavra Velha	Resources		1,650
General Notes with Respect to Technical Information
All mineral reserves and mineral resources have been estimated in accordance with the CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Standards") and reported in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101"). Mineral resources are reported exclusives of mineral reserves.
Pan American does not expect these mineral reserve and mineral resource estimates to be materially affected by metallurgical, environmental, permitting, legal, taxation, socio-economic, political, and marketing or other relevant issues.

PAN AMERICAN SILVER CORP. 7

The Company has undertaken a verification process with respect to the data disclosed in this news release. The mineral resources and mineral reserves databases comprising drilling and, in some cases, surface and underground sampling, have been compiled at each of the Pan American mine sites by the qualified staff. All the assay data used in the resource evaluation provided by each of the mines has been subjected to the industry standard quality assurance and quality control ("QA/QC") program including the submission of certified standards, blanks, and duplicate samples. The results are reviewed monthly by management. The results of the QA/QC samples submitted for the resource databases demonstrate acceptable accuracy and precision. The Qualified Person is of the opinion that the sample preparation, analytical, and security procedures followed for the samples are sufficient and reliable for the purpose of these mineral resource and mineral reserve estimates. Pan American is not aware of any drilling, sampling, recovery or other factors that could materially affect the accuracy or reliability of the data reported herein.
Quantities and grades of contained metal are shown before metallurgical recoveries.
For further information on the Company's pre-MAG transaction material mineral properties, including detailed information concerning associated QA/QC and data verification matters, the key assumptions, parameters and methods used by the Company to estimate mineral reserves and mineral resources, and for a detailed description of known legal, political, environmental, and other risks that could materially affect the Company's business and the potential development of the Company's mineral reserves and mineral resources, see the Company's Annual Information Form dated February 19, 2025, available on the Company’s profile at www.sedarplus.ca.
Technical information contained in this news release with respect to Pan American has been reviewed and approved by Christopher Emerson, FAusIMM., Senior Vice President of Exploration and Geology, Christopher Wright P.Geo. Vice President Mineral Resource Management and Martin Wafforn, P.Eng., Senior Vice President Technical Services and Process Optimization, who are all Qualified Persons for the purposes of NI 43-101.
Pan American Silver Corp. is authorized by The Association of Professional Engineers and Geoscientists of the Province of British Columbia to engage in Reserved Practice under Permit to Practice number 1001470.
About Pan American
Pan American Silver is a leading producer of silver and gold in the Americas, operating mines in Canada, Mexico, Peru, Brazil, Bolivia, Chile and Argentina. We also own a 44% joint venture interest in the Juanicipio mine in Mexico, a 100% interest in the Escobal mine in Guatemala that is currently not operating, and we hold interests in exploration and development projects. We have been operating in the Americas for over three decades, earning an industry-leading reputation for sustainability performance, operational excellence and prudent financial management. We are headquartered in Vancouver, B.C. and our shares trade on the New York Stock Exchange and the Toronto Stock Exchange under the symbol "PAAS".

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For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com
Cautionary Note Regarding Forward-Looking Statements and Information
Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things: estimated mineral reserve and mineral resource information; estimated mine life and any anticipated changes related thereto; the extent of, and success related

PAN AMERICAN SILVER CORP. 8

to any future exploration or development programs; expectations that metallurgical, environmental, permitting, legal, title, taxation, socio-economic, political, marketing or other issues will not materially affect estimates of mineral reserves and mineral resources; expectations regarding planned drilling in 2025, including that it will be focused on near-mine exploration; expectations regarding mineral reserve replacement; and Pan American's planned sale of its interest in La Pepa.
These forward-looking statements and information reflect the Company's current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include: the accuracy of our mineral reserve and mineral resource estimates and the assumptions upon which they are based; ore grades and recoveries are as anticipated; prices for silver, gold, and base metals remaining as estimated; currency exchange rates remaining as estimated; capital, decommissioning and reclamation estimates; prices for energy inputs, labour, materials, supplies and services (including transportation); all necessary permits, licenses and regulatory approvals for our operations are received in a timely manner; our ability to secure and maintain title and ownership to properties and the surface rights necessary for our operations, including contractual rights from third parties and adjacent property owners; and our ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.
The Company cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in silver, gold and base metal prices; fluctuations in prices for energy inputs, labour, materials, supplies and services (including transportation); fluctuations in currency markets (such as the PEN, MXN, ARS, BOB, CLP, BRL, GTQ and CAD versus the USD); operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); employee relations; relationships with, and claims by, local communities and indigenous populations; our ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner; changes in laws, regulations and government practices in the jurisdictions where we operate, including environmental, export and import laws and regulations; legal restrictions relating to mining; risks relating to expropriation; diminishing quantities or grades of mineral reserves as properties are mined; increased competition in the mining industry for equipment and qualified personnel; and those factors identified under the caption "Risks Related to Pan American's Business" in the Company's most recent form 40-F and Annual Information Form filed with the United States Securities and Exchange Commission (the "SEC") and Canadian provincial securities regulatory authorities, respectively. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Investors are cautioned against undue reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand management's current views of our near and longer term prospects and may not be appropriate for other purposes. The Company does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.
Cautionary Note to US Investors Regarding References to Mineral Reserves and Mineral Resources
Unless otherwise indicated, all reserve and resource estimates included in this news release have been prepared in accordance with NI 43-101 and the CIM Standards. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the mineral property disclosure requirements of the SEC (the "U.S. Rules"), and reserve and resource information included herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, this news release uses the terms "measured resources," "indicated resources" and "inferred resources" as defined in accordance with NI 43-101 and the CIM Standards.

Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable. Further, "inferred mineral resources" have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Under Canadian securities laws, estimates of "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms under the U.S. Rules are "substantially similar" to the standards under NI 43-101 and CIM Standards, there are differences in the definitions under the U.S. Rules and CIM Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as "proven mineral reserves", "probable mineral reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the U.S. Rules.